NATIONAL INSTRUMENT 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS
1.	Security and Reporting Issuer
1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.
This report relates to common shares (each, a “Share”) of Tower One Wireless Corp. (the “Company”) of Suite 600 – 535 Howe Street, Vancouver, British Columbia  V6C 2Z4.
1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.
Not applicable.
2.	Identity of the Acquiror
2.1	State the name and address of the Acquiror
Hugo Ochoa (the “Acquiror”)
11818 SW 97 Street
Miami, FL, 33186 USA
2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.
On February 2, 2023, the Acquiror acquired (the “Transaction”) 59,755,189 Shares (the “Acquired Shares”), pursuant to a debt settlement of an aggregate of $2,987,759.44 owed to the Acquiror.
2.3	State the name of any joint actors
Not applicable.
3.	Interest in Securities of the Reporting Issuer
3.1
State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the Acquiror’s securityholding percentage in the class of securities.

The Acquiror acquired an aggregate of 59,755,189 Shares. See Item 3.4 for the change in the Acquiror’s securityholding percentage.
3.2	State whether the acquirer acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.
The Acquiror acquired ownership of the Acquired Shares.

3.3	If the transaction involved a securities lending arrangement, state that fact.
Not applicable.
3.4
State the designation and number or principal amount of securities and the Acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the Transaction, the Acquiror directly owned and controlled 8,118,055 Shares, representing 6.81% (based on 119,258,849 Shares issued and outstanding).

Following the Transaction, the Acquiror owned and controlled an aggregate of:
•	67,873,244 Shares.
Following the Transaction, the Acquiror owned and controlled 67,873,244 Shares, representing 32.97% of the issued and outstanding Shares as of February 2, 2023, (based on the 205,831,378 Shares issued and outstanding as of such date).
3.5	State the designation and number or principal amount of securities and the Acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which
(a)	the Acquiror, either alone or together with any joint actors, has ownership and control,
See Item 3.4 above.
(b)	the Acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the Acquiror or any joint actor, and
Not applicable.
(c)	the Acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.
Not applicable.
3.6
If the Acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the Acquiror’s securityholdings.

Not applicable.
3.7
If the Acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.
Not applicable.
3.8
If the Acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the Acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

4.	Consideration Paid
4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.
See Item 2.2 above.
4.2
In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the Acquiror.

See Item 2.2 above.
5.	Purpose of the Transaction
State the purpose or purposes of the Acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the Acquiror and any joint actors may have which relate to or would result in any of the following:
(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;
The Acquiror holds securities of the Company and undertook the Transactions for investment purposes. The Acquiror intends to monitor the business and affairs of the Company, including its financial performance, and depending upon these factors, market conditions and other factors, additional securities of the Company may be acquired as is considered or deemed appropriate.  Alternatively, some or all of the securities described herein may be disposed of in compliance with applicable securities regulatory requirements.
(b)	a corporate transaction, such as a merger, reorganization or liquidiation, involving the reporting issuer or any of its subsidiaries;
Not applicable
(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;
Not applicable.

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;
Not applicable.
(e)	a material change in the reporting issuer’s business or corporate structure;
Not applicable.
(f)	a material change in the reporting issuer’s business or corporate structure;
Not applicable.
(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;
Not applicable.
(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;
Not applicable.
(i)	the issuer ceasing to be a reporting issuer in any jurisdiction in Canada;
Not applicable.
(j)	a solicitation of proxies from securityholders;
Not applicable.
(k)	An action similar to any of those enumerated above;
Not applicable.

6.	Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer
Describe the material terms of any agreements, arrangements, commitments or understandings between the Acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.
See Item 2.2 above.
7.	Change in Material Fact
If applicable, describe any change in a material fact set out in a previous report filed by the Acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.
Not applicable.
8.	Exemption
If the Acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for this transaction, state the exemption being relied on and describe the facts supporting that reliance.
Not applicable.
9.	Certification
I, as the Acquiror, certify, or I, as the agent filing the report on behalf of an Acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.
DATED this 7th day of February, 2023.
  "Hugho Ochoa"
Hugo Ochoa5